BARACK FERRAZZANO KIRSCHBAUM PERLMAN & NAGELBERG LLP
 333 WEST WACKER DRIVE, SUITE 2700
CHICAGO, ILLINOIS 60606

Karyn L. Doerfler (312) 629-5194 Voice Mail Ext. 4594 karyn.doerfler@bfkpn.com	Telephone (312) 984-3100 Facsimile (312) 984-3220

October 8, 2004

VIA FACSIMILE AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4-8
Washington, D.C. 20549-0408
Attention: Abby Adams, Special Counsel

  Re:
  First Banking Center, Inc.
  Schedule 13E-3, Amendment No. 1
  Revised Preliminary Proxy Statement on Schedule 14A
  Filed September 27, 2004

Ladies and Gentlemen:

        First Banking Center, Inc. (the "Company") has today filed Amendment No. 2 to the Schedule 13E-3 and a further revised Preliminary Proxy Statement on Schedule 14A. The amendment and revised Preliminary Proxy Statement set forth the responses to the comments of the Staff contained in a letter, dated October 5, 2004, relating to the above-referenced filings.

        Two copies of the amended filings, and two copies that are marked to show changes from Amendment No. 1 to Schedule 13E-3 and the revised Preliminary Proxy Statement, each filed on September 27, 2004, are enclosed for your convenience.

        Set forth below are the comments of the Staff contained in the Staff's letter and immediately below each comment is the response with respect thereto. The page numbers in our responses refer to the page numbers in the marked copies of the filing.

Preliminary Proxy Statement

General

1.
We note your responses to comments 3 and 4 regarding the voting trust. Please provide us your analysis regarding whether the solicitation of employees to participate in the voting trust is a tender offer. We may have further comment.

1.
The Company believes that the establishment of the voting trust described on page 45 of the Preliminary Proxy Statement is not a tender offer.

    Background

    As described in the Preliminary Proxy Statement, the board determined that it was in the Company's and its employees' best interests to establish a voting trust to hold shares of stock acquired by employees through the exercise of stock options granted pursuant to the Company's incentive plans. This voting trust served multiple goals, including (a) retaining the motivating effect of the stock incentive program by enabling the employees to remain continuing shareholders, as described below, (b) protecting the safety of the share certificates and (c) providing greater ease of administration of employee accounts. For these reasons, the Company is inviting the employees who participate in its stock incentive programs to transfer legal ownership of their shares into the voting trust, with participation limited to the employees who receive incentive stock options.

    Employees are not required to transfer any of their shares to the voting trust. Rather, the trust was established as a benefit for these employees, as stated above, to retain the motivating effect of the stock incentive program. Because the shares issued as a part of the Company's stock option program have restrictions prohibiting their sale or transfer to "street name," the employee shareholders, unlike other shareholders, will not have the ability to decide whether to retain ownership of their shares in the split transaction (see pages 43-44 of the Preliminary Proxy Statement, which describe how other shareholders do have this ability). The creation of the voting trust helps to alleviate this problem by allowing the employee shareholders to transfer record title to their shares into the voting trustee's name. Because the trust department of the Company's subsidiary bank, which holds in fiduciary capacity more than 149,000 shares of Company common stock, will serve as the voting trustee, the shares that are transferred into the voting trustee's name will not be cashed out as a part of the split transaction, regardless of how many shareholders participate in the voting trust.

    Currently, approximately 40 individuals, and 1.04% of the outstanding shares of the Company's common stock, are eligible for participation in the voting trust; this proportion is not expected to change significantly over the life of the voting trust.

    Structure of Voting Trust

    Under Section 180.0730 of the Wisconsin Business Corporation Act, shareholders of a Wisconsin corporation such as the Company are permitted to create a voting trust, conferring on a trustee the right to vote or otherwise act for them, by signing an agreement setting out the provisions of the trust and transferring their shares to the trustee. The basic effect of establishing such a voting trust is to transfer legal ownership to the trustee, while retaining beneficial ownership in the participating shareholder. In keeping with this concept of ownership, the trustee is required under Wisconsin law to maintain a list of the names and addresses of all owners of beneficial interests in the trust.

    The voting trust established by the Company, consistent with the requirements of Wisconsin law, allows participating shareholders to transfer their stock certificates to the voting trustee. Upon its receipt of the stock certificates, the voting trustee delivers voting trust certificates, which contain the same transfer restrictions as the underlying shares, to the beneficial holders of the underlying shares, and maintains transfer books and records showing the holders of the voting trust certificates. Under the voting trust agreement, the voting trustee is given the right to vote the underlying shares, but prior to voting the voting trustee must give notice of any vote to all beneficial holders of the underlying shares and request direction on how to vote the shares it holds. The beneficial holders of the voting trust certificates are entitled to receive dividends paid with respect to the underlying shares, and to receive any amounts paid in respect of the shares in the event of a dissolution or total or partial liquidation of the Company.

    As a result of the structure of the voting trust, although the voting trustee is the record holder of the shares held in the voting trust, the participant shareholders retain beneficial ownership, and are entitled to all of the economic benefits of share ownership. This is similar to the distinction between record and beneficial ownership of shares held in "street name."

    The Company's voting trust is to remain in effect indefinitely, until terminated by the affirmative vote of a majority of the beneficial holders of the underlying shares. The Company has no power under the terms of the voting trust agreement to prevent this action by its employees who are participants in the voting trust. Upon termination, the participant shareholders, upon surrender of the voting trust certificates, will receive their share certificates back from the voting trustee. In addition, participant shareholders may withdraw from the voting trust and receive their share certificates in the event they are no longer employed by the Company.

    Analysis

    As stated above, the Company believes establishing the voting trust and allowing certain employees to transfer record ownership of their shares into the trust is not a tender offer. The term "tender offer" is not defined in the Securities Exchange Act or the rules and regulation thereunder. However, a traditional tender offer involves solicitations or bids to purchase shares of a company, usually at an above-market price. Inherent in this general conception of a tender offer is the idea that record and beneficial title of the tendered shares would pass to the acquiror, and, once they did so, the tendering shareholder would have divested himself or herself entirely of any interest in the shares. As described above, the voting trust only divests the participating shareholders of record ownership. The participating shareholder retains all beneficial interest in the shares, has rights to all economic interests in the shares and retains the ability to direct the voting trustee how to vote the transferred shares. In addition, the shareholder is entitled to receive his or her share certificates back (and thereby regain record ownership of these shares) upon termination of the voting trust, or upon his or her ceasing to be an employee. None of these characteristics of the voting trust is consistent with the traditional idea of a tender offer.

    Recognizing that the SEC's desire to avoid a strict definition of "tender offer" is due to "the dynamic nature of these transactions and the need for the Williams Act to be interpreted flexibly in a manner consistent with its purposes to protect investors" (Proposed Rule 14d-1(b)(1): Definition of the Term "Tender Offer", 44 Fed. Reg. 70349 (Discussion of the Commission)), the Company is not relying solely on the fact that the voting trust does not conform to a typical tender offer in reaching its conclusion. In addition, the Company notes that the voting trust does not involve the factors that traditionally have been considered in determining whether a tender offer exists.

    In Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979), aff'd 682 F.2d 355 (2d Cir. 1982), cert. denied, 460 U.S. 1069 (1983), the court identified seven factors that are generally considered by the SEC as indicative of a tender offer: (1) whether an active and widespread solicitation of public shareholders is made for shares of an issuer; (2) whether the solicitation is made for a substantial percentage of the issuer's stock; (3) whether the offer to purchase is made at a premium above the prevailing market price; (4) whether the terms of the offer are firm rather than negotiable; (5) whether the offer is contingent on the tender of a fixed minimum number of shares to be purchased, often subject to a fixed maximum number of shares to be purchased; (6) whether the offer is open for only a limited period of time; and (7) whether offerees are subject to pressure to sell their stock. These factors are not present to any meaningful degree in the case of the voting trust. The application of these factors to the voting trust is as follows:

      (1)
      The voting trust does not involve the "active and widespread" solicitation of public shareholders. The Company delivered information regarding the voting trust to all eligible employees of the Company, but it will not otherwise solicit additional shareholders. The total number of shareholders that were invited to participate in the trust consisted of 40 of the approximately 814 record shareholders, or only 4.91% of all shareholders. The information provided to the shareholders eligible to participate presented the voting trust as an opportunity for these individuals to retain ownership of their shares, but did not recommend that eligible employees transfer their shares into the trust or attempt to persuade them to do so.

      (2)
      As noted above, the voting trust involves 1.04% of the Company's stock. This percentage is not expected to change appreciably in the future.

      (3)
      The voting trust does not involve the exchange of shares for consideration at a premium over the prevailing market price of the Company's common stock. There is no purchase price associated with the shares that participate in the voting trust. The voting trust certificates that are issued in exchange for the shares are issued to evidence the participating shareholder's beneficial ownership interest, but these certificates do not have a value independent from the underlying shares of common stock of the Company. Rather, as described above, the participant shareholders will retain all economic rights to the underlying shares.

      (4)
      The ability to participate in the trust is not subject to fixed terms, per se, in that there is no purchase price or tender period associated with the participation. Although, concededly, the voting trust agreement does contain fixed terms regarding the operation of the voting trust, the voting trust agreement may be amended with the consent of a majority of the registered holders of the voting trust certificates. This ability by the participant shareholders to amend the arrangement is not consistent with a tender offer.

      (5)
      The ability to participate in the trust is not contingent on the participation of a fixed number of shares or subject to the participation of a maximum number of shares. Instead, any eligible employee stockholder may participate, regardless of the number of shares that are otherwise held of record by the voting trustee.

      (6)
      As described above, the voting trust is not in place for only a limited period of time. Rather, it has an indefinite term (until terminated by a majority of the registered holders of the voting trust certificate) and, throughout its term, employees who receive stock options through the Company's incentive stock plans will be entitled to participate in the voting trust, on a voluntary basis.

      (7)
      Shareholders are not subject to any pressure to participate in the voting trust. The voting trust was established in large part as a benefit for the employee shareholders, for the purpose of allowing them to retain their incentive stock options, while also providing ancillary benefits to the Company. Participation in the voting trust is entirely voluntary, and employee shareholders are not required to place their shares in the voting trust. As stated above, no recommendation was made by the Company or the voting trustee with respect to participation in the voting trust.

    Conclusion

    In summary, because the voting trust is made only to a discrete and relatively small group of the Company's stockholders, is entirely voluntary and lacking in any coercive elements, and allows the participating shareholders to retain their beneficial interests, it is the Company's view that the voting trust does not constitute a tender offer.

2.
Please refer to comment 5. As it appears that many of the factors cited as reasons for the transaction may have existed for some time, revise to provide additional detail regarding why the company is engaging in this transaction at this time.

2.
The Preliminary Proxy Statement has been revised in accordance with your comment. See pages 12-13 and 18-19.

3.
We reissue comment 7. You should revise the Schedule to add the subsidiary bank as a filing person and revise the disclosure documents to provide all applicable Item disclosure with respect to the subsidiary bank.

3.
The Preliminary Proxy Statement has been revised in accordance with your comment. See pages 1, 3, 5, 7, 16, 26, 39, 40, 44, 45, 46, 52 57 and 58. Also see Amendment No. 2 to Schedule 13E-3.

4.
We note your response to comment 10. Please clarify how the premium paid in the reverse split benefits unaffiliated security holders who will continue to be security holders of the company. Also, please revise to provide the basis for the board's belief that liquidation value would be below the price per share to be paid in the reverse split.

4.
The Preliminary Proxy Statement has been revised in accordance with your comment. See pages 20-21 and 25.

5.
We note your response to comment 12. The introduction to the revised disclosure indicates that the list may not be complete. Please revise to disclose all projections and forecasts provided by management to the financial advisor or confirm that you have done so.

5.
The Preliminary Proxy Statement has been revised in accordance with your comment. See page 28.

6.
Please revise the background section to clarify how the board determined the $60 per share to be paid in the reverse split.

6.
The Preliminary Proxy Statement has been revised in accordance with your comment. See pages 15-16.

7.
Refer to comment 16. It is unclear why you have deleted the disclosure regarding recent stock purchases that was included in the initial filing. Please revise to disclose this information.

7.
The Preliminary Proxy Statement has been revised in accordance with your comment. See page 58.

        Please do not hesitate to call John E. Freechack at (312) 984-3223 or me at (312) 629-5194 if you have any further questions or if we can be of further assistance.

Very truly yours, /s/ KARYN L. DOERFLER Karyn L. Doerfler

Enclosures

cc:
Mr. Brantly K. Chappell
Mr. James Schuster
John E. Freechack, Esq.